SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14 (d) (1) or 13 (e) (1)
of the Securities Exchange Act of 1934
(Amendment No. 4)
and
SCHEDULE 13E-3
Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934
(Amendment No. 4)
and
SCHEDULE 13D
under the Securities Exchange Act of 1934
DE RIGO S.p.A.
(Name of Subject Company (Issuer))
DR 3 S.r.l.
ENNIO DE RIGO
WALTER DE RIGO
DE RIGO HOLDING B.V.
(Name of Filing Persons (Offerors))
Ordinary Shares, par value of €0.26 per share
and
American Depositary Shares, each representing one Ordinary Share
(Titles of Class of Securities)
245334107
(CUSIP Number of Classes of Securities)

Colin Longhurst, Managing Director
De Rigo Holding B.V.
450 Herengracht
1017 C.A. Amsterdam, the Netherlands
+31 2054 08989
Copy to:
William A. Groll, Esq.
Cleary Gottlieb Steen & Hamilton LLP
55 Basinghall Street
EC2V 5EH London, England
+ 44 207 614 2200
(Name, Address and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation* $84,873,040	Amount of Filing Fee** $9,989.56
*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 9,699,776 Ordinary Shares, par value €0.26 per share, which includes 8,899,716 Ordinary Shares represented by 8,899,716 American Depositary Shares, outstanding and not owned by the Filing Persons that may be purchased in the tender offer and (ii) the tender offer price of $8.75 per share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is $117.70 per $1 million (prorated for amounts less than $1 million) of the aggregate Transaction Valuation. The filing fee is calculated by multiplying the aggregate offering amount by 0.0001177.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$9,989.56

Filing Party:	DR 3 S.r.l.
ENNIO DE RIGO
WALTER DE RIGO
DE RIGO HOLDING B.V.

Form or Registration No.:	005-48824

Date Filed:	August 4, 2005
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

CUSIP Number: 245334107	Page 2
     This Amendment No. 4 (this “Amendment”) is the final amendment to the combined Schedule TO and Schedule 13E-3 of DR 3 S.r.l. (“DR 3”), Ennio De Rigo, Walter De Rigo and De Rigo Holding B.V. (“De Rigo Holding”) filed under cover of Schedule TO on August 4, 2005 and amended on September 1, September 9 and September 12, 2005 (the “Combined Schedule”), relating to the offer by DR 3 to purchase any and all outstanding Ordinary Shares, par value €0.26 per share (the “Ordinary Shares”), and American Depositary Shares, each representing one Ordinary Share (the “ADSs”), of De Rigo S.p.A., an Italian stock corporation (“De Rigo”), at a purchase price of $8.75 per Ordinary Share and per ADS, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 4, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal, which have been annexed to and filed with the Combined Schedule as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
     In accordance with Instruction H to Schedule TO, this Amendment also constitutes the Schedule 13D of the filing persons with respect to the Ordinary Shares and ADSs.
     All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Offer to Purchase.
Item 4. Terms of the Transaction.
     On September 20, 2005, De Rigo Holding issued a press release announcing the expiration of the subsequent offering period and the final results of DR 3’s offer to purchase any and all outstanding Ordinary Shares and ADSs of De Rigo. DR 3 has accepted for payment all Ordinary Shares and ADSs tendered in the Offer.
     A copy of the press release is attached as Exhibit (a)(1)(K) and is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
     As of the date hereof, the filing persons collectively share beneficial ownership of 41,179,496 Ordinary Shares (including Ordinary Shares represented by ADSs), constituting approximately 97% of De Rigo’s outstanding share capital.
Item 12. Exhibits.
     The following exhibit is added to Item 12 of the Combined Schedule:
     (a)(1)(K)     Text of Press Release issued by De Rigo Holding on September 20, 2005.

CUSIP Number: 245334107	Page 3
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 20, 2005

DR 3 S.r.l.

By: /s/ Massimo De Rigo

Name: Massimo De Rigo Title: Managing Director

De Rigo Holding B.V.

By: /s/ Colin Longhurst

Name: Colin Longhurst Title: Managing Director

Ennio De Rigo

/s/ Ennio De Rigo

Walter De Rigo

/s/ Walter De Rigo

CUSIP Number: 245334107	Page 3
EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 2, 2005*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)	Text of Press Release Issued by De Rigo Holding*

(a)(1)(H)	Text of Summary Advertisement*

(a)(1)(I)	Form of Letter to Italian Holder of Record of ADSs or Ordinary Shares*

(a)(1)(J)	Text of Press Release Issued by De Rigo Holding on September 12, 2005**

(a)(1)(K)	Text of Press Release Issued by De Rigo Holding on September 20, 2005

(b)	Credit Facility, dated July 28, 2005, among DR 3, De Rigo Holding, as guarantor, and Banca Intesa S.p.A., in the aggregate principal amount of $90,000,000, executed by exchange of correspondence pursuant to the Italian Presidential Decree of April 26, 1986, no. 131*
*Previously filed as an Exhibit to the Combined Schedule on August 4, 2005.
** Previously filed as an Exhibit to the Combined Schedule on September 12, 2005.